UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE
STOCK REPURCHASE SAVINGS AND
SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One):

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the transition period from                      to
Commission file number 001-12647
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
ORIENTAL BANK & TRUST CASH OR DEFERRED ARRANGEMENT PROFIT SHARING PLAN
c/o Oriental Bank and Trust
997 San Roberto Street,
Oriental Center 10th Floor
Professional Offices Park
San Juan, Puerto Rico 00926
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
ORIENTAL FINANCIAL GROUP INC.
997 San Roberto Street,
Oriental Center 10th Floor
Professional Offices Park
San Juan, Puerto Rico 00926

ORIENTAL BANK & TRUST CASH OR DEFERRED ARRANGEMENT PROFIT SHARING PLAN

Page

Report of Independent Registered Public Accounting Firm

KPMG LLP	1

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2008 and 2007	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2008	3

Notes to Financial Statements	4 - 9

Supplemental Schedule:

Schedule I — Schedule H, Line 4i — Schedule of Assets (Held at Year End) at December 31, 2008	10

Signatures	11

12
EX-23.1

Report of Independent Registered Public Accounting Firm
The Participants and the 1165(e) Retirement Plan Committee
Oriental Bank & Trust Cash or Deferred Arrangement Profit Sharing Plan:
We have audited the accompanying statements of net assets available for benefits of Oriental Bank & Trust Cash or Deferred Arrangement Profit Sharing Plan (the Plan) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.
Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in Schedule H, Line 4i — Schedule of Assets (Held at End of Year) at December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosures under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic 2008 financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic 2008 financial statements taken as a whole.
The supplementary information included in Schedule H, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2008 that accompany the Plan’s financial statements does not disclose the historical cost of nonparticipant-directed plan assets held by the Plan trustee at year-end. Disclosure of this information is required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.
/s/ KPMG LLP
San Juan, Puerto Rico
June 25, 2009
Stamp No. 2396987 of the Puerto Rico
Society of Certified Public Accountants
was affixed to the record copy of this report.

ORIENTAL BANK & TRUST CASH OR DEFERRED ARRANGEMENT
PROFIT SHARING PLAN
Statements of Net Assets Available for Benefits
December 31, 2008 and 2007

	2008	2007
Assets
Cash and investments:
Cash	$3,220	$2,220
Investments:
Money market instruments	26,572	53,557
Common stock	1,432,406	2,531,893
Insurance Company Investment Contracts:
Pooled separate accounts	1,752,176	2,847,762
Stable value fund	716,502	497,214

Total cash and investments	3,930,876	5,932,646

Receivables:
Participants’ contributions	—	19,017
Employer’s contributions	456	—
Dividends receivable	33,090	26,433
Other	85,218	82,682

Total receivables	118,764	128,132

Total assets	4,049,640	6,060,778

Liabilities
Excess contributions	—	27,642
Other	—	17,714

Total liabilities	—	45,356

Net assets available for benefits	$4,049,640	$6,015,422

See accompanying notes to financial statements.

ORIENTAL BANK & TRUST CASH OR DEFERRED ARRANGEMENT
PROFIT SHARING PLAN
Statement of Changes in Net Assets Available for Benefits
Year ended December 31, 2008

Investment loss:
Net depreciation in fair value of investments	$(2,423,389)
Dividends	111,797
Interest	25,319

Total investment loss	(2,286,273)

Contributions:
Participants	672,598
Employer	152,996

Total contributions	825,594

Total	(1,460,679)
Deductions from net assets attributable to:
Benefits and withdrawals	485,994
Administrative fees	19,109

Total	(505,103)

Net decrease	(1,965,782)
Net assets available for benefits at beginning of year	6,015,422

Net assets available for benefits at end of year	$4,049,640

See accompanying notes to financial statements.

ORIENTAL BANK & TRUST CASH OR DEFERRED ARRANGEMENT PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2008 AND 2007
(1)	Description of the Plan

The following description of Oriental Bank & Trust Cash or Deferred Arrangement Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
(a)	General

The Plan was organized on January 1, 1992 as a defined contribution plan originally maintained by Oriental Bank & Trust (the Bank) for the benefit of its employees and those of its affiliated companies, who are residents of Puerto Rico, have completed six months of service and are age 21 or older. It contains a cash or deferred arrangement qualifying under Section 1165(e) of the Puerto Rico Internal Revenue Code of 1994 (PRIRC), as amended, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Effective January 1, 2005, the Plan was amended and restated in its entirety due to the acquisition of Caribbean Pensions Consultants, Inc. (CPC), a U.S.-based affiliated company. Effective on said date, Oriental Financial Group Inc. (the Employer) became the sponsor of the Plan. In addition, effective January 1, 2005, the Plan is intended to be a qualified plan pursuant to Section 401(a) and (k) of the U.S. Internal Revenue Code of 1986 (U.S. Code), as amended.

(b)	Contributions

Each year, participants may contribute an amount not to exceed the maximum deferral amount specified by the Puerto Rico tax law ($8,000 for tax years ended December 31, 2008 and 2007). Participants may also contribute amounts representing distributions from other Puerto Rico and U.S. qualified defined benefit or contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers pooled separate accounts, a stable value fund, and a fund that invests in common stock of the Employer as investment options for participants. The Employer currently contributes 80% of the first $1,040 of the participant’s contributions as discretionary matching contributions. The Employer’s matching contributions are invested directly in the Employer’s common stock. Contributions are subject to certain limitations.

The Act No. 186 of August 7, 2008 (Act 186) amended section 1165(e) of the PRIRC to gradually increase the maximum allowable contribution as follows:

For tax years:	Amount
Ending on or before December 31, 2008	$8,000
Ending on or before December 31, 2009	$9,000
Ending on or before December 31, 2011	$10,000
Ending on or before December 31, 2013	$11,000
The Act 186 also eliminated the 10% of annual salary ceiling commencing with tax year 2008.
(c)	Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Employer’s contribution and (b) Plan earnings, and charged with an allocation of administrative fees. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(d)	Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. The Employer’s contribution portion of their accounts plus actual earnings thereon vest upon the occurrence of any of the following events: completion of three years of credited service; attaining age 65; total disability while employed by the Employer; or death while employed by the Employer.

(e)	Payment of Benefits

On termination of service due to death, disability, or retirement, a participant may elect to receive the value of the vested interest in his or her account in either a lump-sum distribution or a fixed period that may not exceed the participant’s life expectancy. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

(f)	Loans to Participants

Participants may borrow up to the lesser of 50% of the present value of nonforfeited accrued benefit of the Participant under the Plan or $50,000, reduced by the difference between the participant’s highest loan balance during the previous 12-month period and current outstanding balance, if any. Loan repayments may be scheduled for up to five years (or reasonable period of time to be determined at the time the loan is made for a home purchase). The plan administrator determines a reasonable rate of interest for each loan by identifying rates charged by institutions in the business of making similar loans. The specific terms and conditions of such loans are also established by the plan administrator. No loans to participants were outstanding as of December 31, 2008 or 2007.

(g)	Forfeited Accounts

Employer contributions that are not vested upon termination of employment are forfeited and may be used to reduce future contributions to the Plan by the Employer. For the years ended December 31, 2008 and 2007, forfeitures totaling approximately $52,000 and $16,000, respectively, were used to offset employer contributions for 2008 and 2007, respectively.

(h)	Plan Termination

Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their Employer’s contributions.

(i)	Reclassifications

Certain amounts in prior year have been reclassified to conform to the presentation adopted in the current year.
(2)	Summary of Significant Accounting Policies

Following are the significant accounting policies followed by the Plan:
(a)	Basis of Presentation

The accompanying financial statements have been prepared under the accrual method of accounting.

As described in Financial Accounting Standards Board (FASB) Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for plan benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the statement of net assets available for benefits presents the fair value of the investment contracts. The contract value of each participant account approximates the fair value of its share of the stable value fund.

(b)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

(c)	Risks and Uncertainties

The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

(d)	Investments Valuation and Income Recognition

The pooled separate accounts with Transamerica are stated at fair value as reported to the plan by Transamerica Life Insurance Company (Transamerica), based on the quoted market prices of the underlying mutual funds. The unit value of the pooled separate account is calculated by dividing the total value of the assets of the separate account by the number of units in the separate account. For separate accounts that invest exclusively in mutual funds, the total value of the assets of the separate account is based on the net asset value (NAV), or price per share, of the underlying mutual fund. The mutual fund calculates its NAV by dividing the mutual fund’s net assets by the mutual fund’s outstanding number of shares. Those separate accounts investing in mutual funds or equity securities are measured using quoted prices in active markets for identical assets. Those separate accounts directly investing in fixed maturity securities are measured based on the pricing data provided by outside valuation service providers who in turn generally use the mean of bid and ask prices but may also use alternative observable pricing inputs for certain securities. The stable value fund is valued at contract value, and is based on its beginning balance plus any deposit and credited interest, less any withdrawals, charges, or expenses, a measurement which approximates fair value. Shares of common stock are valued at quoted closing market prices. Money market instruments are stated at fair value, which approximates cost plus accumulated interest earnings less distributions to date.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Effective January 1, 2008, the Plan determines the fair value of its financial instruments based on the fair value framework established in Statement of Financial Accounting Standards (SFAS) No. 157, “Fair Value Measurements” (“SFAS 157”), which establishes a fair value hierarchy that prioritizes the inputs of valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under SFAS 157 are described below:
Level 1-Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2-Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly;

Level 3-Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

(e)	Payments of Benefits

Benefits are recorded when paid.

(f)	Plan Expenses

Under the group annuity contract entered with Transamerica, the contract asset charges are assessed each month based on the actual combined balance of all separate accounts and the stable value fund. These charges are presented as administrative fees in the Statement of Changes in Net Assets Available for Benefits.

Administrative expenses, including trustee, legal, auditing, and other fees, may be paid out of the invested assets unless paid by the Employer. Expenses paid and absorbed by the Employer during the year ended December 31, 2008 amounted to approximately $16,000.

Basis of Fair Value Measurement
(3)	Investments

The following presents investments as of December 31, 2008 and 2007 that represent 5% or more of the Plan’s net assets.

	2008	2007
Nonparticipant-directed investments:
Oriental Financial Group Inc. — common stock; 236,761 and 193,689 shares, respectively	$1,432,406	2,531,893

Participant-directed investments:
Pooled separate accounts:
Loomis Sayles Inv Grade Bond 13,232 and 14,765 units, respectively	280,176	354,387
Columbia Marsico 21st Century 54,518 and 65,756 units, respectively	525,229	1,144,041
Stable value fund:
Transamerica Stable Value 42,722 and 30,693 units, respectively	716,502	497,214
During 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

Oriental Financial Group Inc. — common stock	$(1,253,574)
Pooled separate accounts	(1,169,815)

Total	$(2,423,389)

Transamerica offers a stable value fund that the participant may elect to transfer all or part of its funds. The stable value fund is considered to be a fully benefit-responsive investment contract. Contract value is the relevant measurement attribute for that portion of the net assets available for benefits. Contract value, as reported by Transamerica, is the beginning balance plus any deposit and credited interest, less any withdrawals, charges or expenses, a measurement, which approximates fair value. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.
There are no reserves against contract value for credit risk of Transamerica or otherwise. The contract value of the investment contract at December 31, 2008 and 2007 was $716,502 and $497,214, respectively. This investment seeks to protect against any loss of principal while providing returns in excess of money market funds and one-year U.S. Treasury bills. The investment has a portfolio investment rate design in which all deposits are credited with the same interest rate, credited on a daily basis, and with no set maturity. The effective credited interest rate is set monthly and effective on the first day of the month. Contract charges may reduce this return. The Transamerica Stable Value Option is not a separate account investment choice — it is an investment in Transamerica’s general account. The average yield of the stable value fund based on actual earnings and interest credited to participants yielded 3.53% and 3.87%, respectively for the years ended December 31, 2008 and 2007.
Certain events limit the ability of the plan to transact at contract value with Transamerica. Such events include the following: (1) the Plan is changed so as to significantly affect Transamerica obligations to the contract, (2) the contract can no longer be treated as a pension plan contract, (3) the Plan is terminated, (4) failure to comply with the contract requirements, (5) failure to provide information, (6) the sum of the contract account values at any time equals $20,000 or less, or (7) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The plan administrator does not believe that any events, which would limit the plan’s ability to transact at contract value with participants, are probable of occurring.

(4)	Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investment (that are invested in Employer’s common stock) is as follows:

Net assets at December 31, 2007, Oriental Financial Group Inc. common stock of 193,689 shares	$2,531,893

Changes in net assets during the year:
Contributions	218,614
Transfers in	405,396
Dividends	102,604
Net depreciation	(1,253,574)
Benefits paid to participants	(224,898)
Transfers out	(347,629)

Net decrease in net assets	(1,099,487)

Net assets at December 31, 2008, Oriental Financial Group Inc. common stock of 236,671 shares	$1,432,406

(5)	Related-Party Transactions

Certain plan investments are shares of the Employer’s common stock. The Employer is the plan sponsor and, therefore, qualifies as a party-in-interest. At December 31, 2008 and 2007, the Plan held an investment of 236,761 and 193,689 shares of the Employer’s common stock, respectively. The fair value of the common stock at December 31, 2008 and 2007 was $1,432,406 and $2,531,893, respectively.

The Plan has a money market account with the Bank amounting to $26,572 at December 31, 2008 ($53,557 at December 31, 2007), earning interest at 1.04% at December 31, 2008 (2.82% at December 31, 2007). The Bank, who is also the Trustee, is a subsidiary of the plan sponsor and, therefore, qualifies as a party-in-interest.

The recordkeeper of the Plan is CPC, an affiliate of the Employer. Fees charged by CPC for services provided were absorbed by the Employer.

(6)	Income Taxes

The Plan is intended to be exempt from Puerto Rico and U.S. income taxes under the PRIRC and the U.S. Code. The Plan is required to operate in conformity with the PRIRC and the U.S. Code to maintain its qualification.

The Plan was amended and restated effective January 1, 2005. The Puerto Rico Treasury Department has determined and informed the Employer by a letter dated November 8, 2007 that effective June 1, 2007, the Plan and the related trust were qualified in accordance with the applicable sections of the PRIRC. The Plan is in the process of obtaining a determination letter from the U.S. Internal Revenue Service. It is the Employer’s legal counselor’s position that, the Plan is designed and is currently being operated in compliance with the applicable requirements of the U.S. income tax law. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
(7)	Fair Value

As discussed in Note 2, effective January 1, 2008, the Plan adopted SFAS 157, which provides a framework for measuring fair value under U.S. GAAP.

Fair Value Measurement

SFAS 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. SFAS 157 also establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:
Level 1 — Level 1 assets and liabilities include equity securities that are traded in an active exchange market, as well as certain U.S. Treasury and other U.S. government agency securities that are traded by dealers or brokers in active markets. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.
Level 2 — observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include (i) mortgage-backed securities for which the fair value is estimated based on valuations obtained from third-party pricing services for identical or comparable assets, (ii) debt securities with quoted prices that are traded less frequently than exchange-traded instruments, and (iii) derivative contracts and financial liabilities (e.g. callable brokered CDs and medium-term notes elected for fair value option under SFAS 159) whose value is determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data.
Level 3 — unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, for which the determination of fair value requires significant management judgment or estimation.

The following is a description of the valuation methodologies used for instruments measured at fair value:
Investment securities
The pooled separate accounts with Transamerica are stated at fair value as reported to the plan by Transamerica, based on the quoted market prices of the underlying mutual funds converted into as unit value of the pooled separate accounts (“Level 2”). Separate accounts directly investing in fixed maturity securities are measured based on the pricing data provided by outside valuation service providers who in turn generally use the mean of bid and ask prices but may also use alternative observable pricing inputs for certain securities (“Level 2”). The Stable Value Fund is valued at contract value, and is based on its beginning balance plus any deposit and credited interest, less any withdrawals, charges, or expenses, a measurement which approximates fair value (“Level 2”). Shares of common stock are valued at quoted closing market prices (“Level 1”). Money market instruments are stated at fair value, which approximates cost plus accumulated interest earnings less distributions to date (“Level 1”).
Investment securities measured at fair value on a recurring basis for which the Plan has elected the fair value option, are summarized below:

	December 31, 2008
	Fair Value Measurements
(In thousands)	Level 1	Level 2	Level 3

Money market instruments	$26,572	$—	$—
Common stock	1,432,406	—	—
Pooled separate accounts	—	1,752,176	—
Stable value fund	—	716,502	—

	$1,458,978	$2,468,678	$—

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes it valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
(8)	Other

Income taxes were erroneously withheld on dividends paid to participants during the years 2008, 2007, and 2006 and the years 1994 through 2003. The balance of taxes withheld totals $85,218 and $82,682 as of December 31, 2008 and 2007, respectively, and has been recorded as other receivables in the accompanying statements of net assets available for benefits. No interest has been reimbursed to the Plan. On June 25, 2009, the Bank remitted to the Plan the amount erroneously withheld on dividends paid.

(9)	Reconciliation with Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2008 to Form 5500:

Net assets available for benefits per financial statements	$4,049,640
Amounts allocated to withdrawing participants	(5,672)

Net assets available for benefits per form 5500	$4,043,968

The following is a reconciliation of deductions from net assets attributable to benefits and withdrawals per the financial statements for the year ended December 31, 2008 to Form 5500:

Deductions from net assets attributable to benefits and withdrawals per financial statements	$485,994
Amounts allocated to withdrawing participants	5,672

Deductions from net assets attributable to benefits and withdrawals per form 5500	$491,666

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2008, but not yet paid as of that date. Total payments of $5,672 were paid on January 15, 2009 pertaining to 2008 distributions.

SCHEDULE I
ORIENTAL BANK & TRUST CASH OR DEFERRED ARRANGEMENT
PROFIT SHARING PLAN
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2008

		(c)
	(b)	Description of investment,
	Identity of issue,	including maturity date, rate
	borrower, lessor,	of interest, collateral, par,	(d)	(e)
(a)	or similar party	or maturity value	Cost	Current value
	Nonparticipant directed:
*	Oriental Financial Group, Inc.	Oriental Financial Group Inc.:
		Common Stock; 236,761 shares	N/A	$1,432,406

	Participant directed:
	Transamerica	Pooled Separate Accounts:
		Columbia Marsico 2lst Century; 54,518 units	**	525,229
		Loomis Sayles Inv Grade Bond; 13,232 units	**	280,176
		Thornburg Core Growth; 16,316 units	**	135,609
		Transamerica Core Equity; 9,313 units	**	112,649
		Janus Adviser Intl Growth; 2,538 units	**	87,390
		Pioneer Cullen Value; 10,842 units	**	168,064
		Alliance Bernstein Intl Value; 5,384 units	**	71,168
		SSgA Dow Jones Sml Cp Val Ind; 3,405 units	**	96,086
		Loomis Sayles Bond; 1,673 units	**	53,576
		TA IDEX AA — Moderate Growth; 6,238 units	**	63,845
		AIM Technology; 1,300 units	**	23,299
		TA IDEX AA — Moderate; 4,627 units	**	50,634
		Diversified Inv High Yield Opp; 1,436 units	**	22,331
		TA IDEX AA — Growth; 2,845 units	**	26,521
		TA IDEX AA — Conservative; 3,120 units	**	35,599

				1,752,176
		Money Market Instruments:
	Money Market	AIM Short Term Liquid Asset	**	10
*	Oriental Bank & Trust	Money Market (1.04% yield)	**	26,562

				26,572
		Stable Value Fund:
	Transamerica	Transamerica Stable Value; 42,722 units	**	716,502

		Total		$3,927,656

*	Party in interest as defined by ERISA.

**	Not applicable as these are participant directed.

N/A	Not available
See accompanying report of independent registered public accounting firm.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ORIENTAL BANK & TRUST CASH OR DEFERRED ARRANGEMENT PROFIT SHARING PLAN (Name of Plan)
Date: June 25, 2009	/s/ Norberto González
Norberto González
Executive Vice President and Chief Financial Officer

/s/ José Gabriel Díaz
José Gabriel Díaz
First Senior Vice President and Executive Trust Officer

INDEX OF EXHIBITS

Exhibit No.	Description of Document
23.1	Consent of KPMG LLP